EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                         2 April 2002


               WPP to Appoint Beth Axelrod as Chief Talent Officer


WPP is to appoint Beth Axelrod, a Principal at McKinsey & Company, as Chief Talent Officer. She will become a Board Member in due course.

Ms. Axelrod will be responsible for the recruitment, development and retention of WPP's people worldwide. To do so she will work closely with WPP's operating companies to create disciplined personnel management practices and build an environment and organisation that enables talented people to flourish.

Group CEO Sir Martin Sorrell said "The critical differentiator in our industry is the quality of our people. Beth's business strategy, personnel management and organisational background will add leadership and insight to our talent-building efforts. Her appointment will clearly enable us to raise our game, as we put talent at the centre of our agenda and make WPP a more distinctively attractive place for talented people in our industry."

Beth Axelrod said, "I am delighted to join a global organisation with exceptional people, a strong performance orientation and a clear priority on building the industry's strongest pool of professionals."

During her 12-year career with McKinsey & Company, she has advised clients on strategy and organisational issues across a broad range of industries, including professional services, consumer products, telecommunications, healthcare and energy sectors.

She is currently the leader of McKinsey's War For Talent research and client development efforts and a co-leader of McKinsey's Global Organisation and Leadership Practice. She co-authored The War for Talent, published in November 2001 by Harvard Business School Press. She has also co-authored numerous articles on the topic of talent management including recent articles in The Harvard Business Review and the Ivey Journal. She frequently speaks at executive forums on topics related to personnel management and its link to business performance.

Ms. Axelrod earned a Masters degree in Public and Private Management from Yale University and a Bachelors degree with a concentration in finance from the Wharton School of the University of Pennsylvania. Prior to McKinsey, she worked in mergers and acquisitions for First Boston in New York and London.



For more information :

Feona McEwan, WPP                   (44) 020 7408 2204